UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                              Thermo TerraTech Inc.

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   883598 10 4
                                 (CUSIP Number)


                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               October 19, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*

                           OO
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          16,637,676
       WITH
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                      8    SHARED VOTING POWER

                           0
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                      9    SOLE DISPOSITIVE POWER

                           16,637,676
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                     10    SHARED DISPOSITIVE POWER


                           0
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


-------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           16,637,676
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           87.1%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo TerraTech Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      Pursuant to the merger agreement described in Item 4 below, the Reporting Person would issue shares of its common stock, $1.00 par value per share, in exchange for the Shares owned by the Issuer's public shareholders.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

     On October 20, 1999, the Issuer issued a press release stating that it has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares held by the shareholders of the Issuer other than the Reporting Person and its affiliates. Following the merger, the Shares would cease to be publicly traded. The Issuer's board of directors approved the merger agreement based on a recommendation of its special committee, which was charged with representing the interests of the Issuer's public shareholders.

     Under the merger agreement, each Share owned by public shareholders would be exchanged for the equivalent of at least $7.25 per Share. The actual number of shares of the common stock, $1.00 par value per share, of the Reporting Person (the "TMO Common Stock") to be issued to the Issuer's public shareholders will be determined at the time of the merger transaction, according to the conditions outlined below.

      (i) If during the 20 trading days immediately prior to the effective date of the merger the average closing price of the TMO Common Stock is less than $18.125, shareholders of the Issuer would receive TMO Common Stock worth the equivalent of $7.25 per Share. However, the Reporting Person may elect to terminate the agreement if it would be required to issue 1.8 million or more shares of TMO Common Stock related to this transaction.

      (ii) If the average closing price of the TMO Common Stock is between $18.125 and $23.125, each Share would be exchanged for .4 shares of TMO Common Stock.

      (iii) If the average closing price of the TMO Common Stock is greater than $23.125, shareholders of the Issuer would receive TMO Common Stock worth the equivalent of $9.25 per Share.

      Any shares of the TMO Common Stock would be offered only by means of a prospectus.

       Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 16,637,676 Shares, or approximately 87.1% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 442,343 Shares or approximately 2.3% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 395,000 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                             Number of
                                                 Shares(1)
John M. Albertine                                         0
Samuel W. Bodman                                          0
Peter O. Crisp                                            0
Elias P. Gyftopoulos                                  1,540
George N. Hatsopoulos                                55,471
John N. Hatsopoulos                                  60,357
Brian D. Holt                                       250,000
Frank Jungers                                             0
John T. Keiser                                            0
Paul F. Kelleher                                     11,197
Earl R. Lewis                                             0
Robert A. McCabe                                      2,160
Theo Melas-Kyriazi                                      618
Hutham S. Olayan                                          0
Robert W. O'Leary                                         0
William A. Rainville                                 60,000
Richard F. Syron                                          0
Roger D. Wellington                                   1,000
All directors and current executive officers as     442,343
a group (18 persons)

     (1) Shares reported as beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Kelleher, Mr. Rainville and all directors and executive officers as a group include 40,000, 40,000, 250,000, 5,000, 60,000 and 395,000 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 309, 315, 303, 299 and 1,226 Shares, respectively, allocated to their respective accounts maintained pursuant to the Reporting Person's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of the Reporting Person. Shares beneficially owned by Mr. J. Hatsopoulos include 12,500 Shares that Mr. J. Hatsopoulos has the right to acquire within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors. Shares beneficially owned by Dr. G. Hatsopoulos include 93 Shares held by his spouse and 3 Shares allocated to his spouse's account maintained pursuant to the ESOP.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Issuer has entered into a definitive agreement and plan of merger with the Reporting Person, under which the Reporting Person would acquire all of the outstanding Shares of the Issuer held by the public stockholders of the Issuer. The completion of this transaction is subject to certain customary conditions, including completion of review by the Securities and Exchange Commission of a proxy statement/prospectus to be sent to the public stockholders of the Issuer regarding the proposed transaction. The Reporting Person intends to vote its Shares in favor of the merger agreement, thus assuring that the merger agreement will be approved.

      Of the 16,637,676 Shares beneficially owned by the Reporting Person, (i) 32,390 Shares are issuable upon conversion of the Issuer's convertible subordinated debentures owned by the Reporting Person and (ii) 22,475 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. In addition, the executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Mr. Brian D. Holt has the right to acquire 250,000 Shares within 60 days; Dr. George N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. William A. Rainville has the right to acquire 60,000 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days. Mr. John N. Hatsopoulos has the right to acquire 12,500 Shares within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors.

Item 7.  Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following as an exhibit:

      (i) Agreement and Plan of Merger dated as of October 19, 1999 by and among Thermo Electron Corporation, TTT Acquisition Corporation and Thermo TerraTech Inc. (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated October 19, 1999 and incorporated herein by reference).

      Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 1999

                                   THERMO ELECTRON CORPORATION





                                   By:  /s/ Theo Melas-Kyriazi
                                        ----------------------------------
                                        Theo Melas-Kyriazi
                                        Vice President and
                                        Chief Financial Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Director, Thermo Electron
George N. Hatsopoulos:                       Director and Chairman of the Board,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron